JPMORGAN TRUST I

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

February 24, 2014

Catherine C. Gordon

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	JPMorgan Trust I (the “Trust”); File Nos. 33-103022; 811-21295 – Post-Effective Amendment No. 310

Dear Ms. Gordon:

This letter is in response to the comments you provided to me with respect to the Class R2 and Class R6 Shares of the JPMorgan Total Return Fund (the “Fund”). The Trust’s responses to your comments are set forth below. Please note that the purpose of the registration statement was to add new share classes to the Fund rather than to update the Fund’s prospectuses for its other share classes. As a result, except as indicated below, we will incorporate the changes referenced below into the annual update to the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) of the Securities Act of 1933, which will become automatically effective on or around July 1, 2014 (the “July Annual Update”) pursuant to the Rule.

Main Investment Strategies

1.	Comment: The Risk/Return Summary discloses that the Fund utilizes derivatives to help manage “duration.” Please define “duration” in the Fund’s registration statement.

Response: The following disclosure will be added to the “More About the Fund” section in the July Annual Update:

“Duration is a measure of the price sensitivity of a debt security or a portfolio of debt securities to relative changes in interest rates. For instance, a duration of three years means that a security’s or portfolio’s price would be expected to decrease by approximately 3% with a 1% increase in interest rates (assuming a parallel shift in yield curve).”

Please note that we believe that the above disclosure is more appropriate in the More About the Fund section rather than the Risk/Return Summary as the Fund does not seek to maintain a specific duration. We believe that including the disclosure in response to Item 9 will provide information to investors who want more information about duration while maintaining the summary nature of the Risk/Return Summary.

2.	Comment: On page 7, the prospectus indicates that “The Fund may invest any portion of its total assets in cash and cash equivalents.” Confirm whether cash and cash equivalents are used only for temporary defensive purposes or whether such investments may be used as a part of the Fund’s principal investment strategies.

Response: The Fund may use cash equivalents as part of its principal strategy. As indicated in the Risk/Return Summary, the Fund has “wide latitude to invest in all types of debt securities.” The Risk/Return Summary also discloses that the Fund may invest in U.S. treasury securities (which include cash equivalents) as part of its principal investment strategies. We will add disclosure to the July Annual Update highlighting further that the Fund may invest in cash and cash equivalents as part of its principal investment strategies.

More About the Fund

3.	Comment: Page 12 of the “More About the Fund” provides as follows with respect to the expense limitation agreement for the Class R2 and R6 shares: “The contract cannot be terminated prior to , at which time the Service Providers will determine whether or not to renew or revise it.” Please verify that the expense limitation agreement will be in effect at least one year from the effective date of the prospectus. In addition, please indicate why the Service Providers rather than the Fund make the determination as to whether or not to renew or revise the expense limitation agreement.

Response: We hereby confirm that the expense limitation agreement for the Class R2 and Class R6 Shares of the Fund will remain in effect until June 30, 2015 (the “Termination Date”). In this respect, the expense limitation agreement complies with the requirements of Instruction 3(e) to Item 3 of Form N-1A (the “Form”) as it will remain in effect for at least one year from the effective date of the prospectus. Please note, however, that the Form does not require the Fund to have the right to extend the expense limitation agreement. Accordingly, the disclosure has been drafted to highlight that the Service Providers cannot terminate the agreement prior to the Termination Date but are not obligated to extend or continue the agreement after the Termination Date.

Investment Practices

4.	Comment: Please verify that the footnotes to the Investment Practices chart on page 31 are at least 8 point type as required by the Form.

Response: The type size will be increased to 8 points in a filing made on or about February 25, 2014 pursuant to Rule 485(b) of the Securities Act of 1933, as amended.

Statement of Additional Information(“SAI”)

5.	Comment: Fundamental Investment Policy number 7 on page 2 of Part I to the SAI indicates that the Fund “may not purchase physical commodities or contracts relating to physical commodities, except as permitted under the 1940 Act or operate as a commodity pool, in each case as interpreted or modified by regulatory authority having jurisdiction, from time to time.” Please include disclosure in the SAI concerning what is permitted by the 1940 Act.

Response: We are not aware of provisions within the 1940 Act or its underlying rules that address investments in physical commodities and therefore respectfully decline to add additional disclosure at this time. The exception, read in conjunction with the general prohibition, would allow the Fund to engage in a transaction that is otherwise permitted, even if it relates to a physical commodity. For example, certain types of derivative transactions may be tied to physical commodities.

In connection with your review of Post-Effective Amendment No. 310 filed by the Trust on December 18, 2013, the undersigned hereby acknowledges on behalf of the Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filings; (2) comments of the staff of the Securities and Exchange Commission (“Staff”), if any, or changes to disclosure in Response to Staff comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and (3) the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 901-1410.

Sincerely,

/s/ Jessica K. Ditullio
Jessica K. Ditullio
Assistant Secretary

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